


AiPEXAR

An AI Powered US Equity Adjusted Total Return Index

Monthly Performance Report - February 2026

About AIPEXAR

HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Adjusted Total Return Index ("AiPEXAR"). AiPEXAR is comprised of Large and Mid Cap U.S. publicly traded companies, selected monthly based on a 3-step selection process that utilizes objective artificial intelligence to dynamically select the underlying constituents. This investment process is intended to provide growth through a variety of market conditions. AiPEXAR is a total return index with a 5.0% per annum adjustment factor.

Performance: Historical & Simulated*



AI Powered US Equity Adjusted Total Return Index

Index Overview

Website	http://aipexar.gbm.hsbc.com/AiPEXAR.html
Bloomberg Ticker	AIPEXAR Index
Geographical Focus	United States
Launch Date	7/14/2021
Type of Return	Adjusted Return
Index Sponsor	EquBot, Inc.
Index Calculation Agent	Solactive AG
Adjustment Factor	5.0% per year

Index Performance: Historical & Simulated*

Index returns as of 2/27/2026

YTD	0.12%
1Y	10.67%
3Y	52.86%
5Y	41.53%
10Y	184.16%
10Y Volatility	18.52%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 2/27/2026

Top 10 Holdings: As of 2/27/2026

	Index Weight(%)	Sector
NVIDIA CORP	7.12%	Electronic Technology
APPLE INC	5.96%	Electronic Technology
MICROSOFT CORP	5.28%	Technology Services
ALPHABET INC-CL A	3.08%	Technology Services
ALPHABET INC C-SHARES	2.70%	Technology Services
AMAZON.COM INC	2.70%	Retail Trade
META PLATFORMS INC	2.47%	Technology Services
BROADCOM INC	2.39%	Electronic Technology
TESLA INC	1.76%	Consumer Durables
AMERICAN INTERNATIONAL GROUP INC	1.69%	Finance
Total	**35.15%**	

Annual Index Performance: Historical & Simulated*

2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
4.4%	22.2%	37.6%	21.0%	2.7%	10.6%	22.3%	-5.5%	28.0%	14.2%	20.6%	-24.3%	17.7%	19.7%	12.2%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 2/27/2026

 HSBC

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-277211
March 02, 2026

Top 10 Sector Allocations

Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	4.49%	3.38%
Electronic Technology	25.14%	24.12%
Finance	13.51%	13.87%
Health Services	2.23%	1.10%
Health Technology	7.25%	8.39%
Process Industries	3.30%	1.41%
Producer Manufacturing	2.52%	4.86%
Retail Trade	6.68%	7.31%
Technology Services	20.19%	18.12%
Utilities	2.79%	2.51%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return

Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	0.25%	0.34%
Electronic Technology	-0.15%	-0.30%
Finance	-0.34%	0.05%
Health Services	0.03%	0.06%
Health Technology	0.20%	0.19%
Process Industries	0.11%	0.12%
Producer Manufacturing	0.46%	0.23%
Retail Trade	-0.27%	-0.30%
Technology Services	-1.70%	-1.64%
Utilities	0.22%	0.31%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

